

02007770

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNAUL AUDITED REPORT
FORM X-17A-5
PART III

MAR 22 2002

SEC FILE NUMBER
~~8-26128~~ 8-44759

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1943 and Rule 17a-5 Thereunder

REPORT FOR THE PEROID BEGINNING 1/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Clarion American Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1108 North Milwaukee Street, Suite #236
(No. and Street)

Milwaukee,	Wisconsin	53202-3154
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael A. Nath (414) 277-7888
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Hau & Associates, S.C.
(Name – if individual, state last, first, middle name)

1208 West Layton Avenue,	Milwaukee,	Wisconsin	53221
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY
PROCESSED MAR 29 2002 THOMSON FINANCIAL

Claims for exemption form the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Michael A. Nath, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clarion American Securities, Inc., as of February 27, 20 02, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary in any account classified soley as that of a customer, except as follows:



Signature

X President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLARION AMERICAN SECURITIES, INC.

ANNUAL AUDIT REPORT

DECEMBER 31, 2001 AND DECEMBER 31, 2000

Prepared by:
Hau & Associates, S. C.
Certified Public Accountants
1208 West Layton Avenue
Milwaukee, WI 53221

CLARION AMERICAN SECURITIES, INC.

DECEMBER 31, 2001 AND DECEMBER 31, 2000

TABLE OF CONTENTS

MEMBER OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

HAU & ASSOCIATES, S.C.
CERTIFIED PUBLIC ACCOUNTANTS

MEMBER OF
WISCONSIN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

February 26, 2002

To the Board of Directors of
Clarion American Securities, Inc.

We have audited the accompanying statements of financial position of Clarion American Securities, Inc. as of December 31, 2001 and December 31, 2000 and the related statements of operations and retained earnings (accumulated deficit), statements of stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clarion American Securities, Inc. as of December 31, 2001 and December 31, 2000, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Hau & Associates, S.C.

1208 WEST LAYTON AVE., MILWAUKEE, WI 53221-2433 • 414-282-9000 • FAX: 414-282-8932
EMAIL: mail@haucpasc.com WEB SITE: www.haucpasc.com

CLARION AMERICAN SECURITIES, INC.
STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2001 AND DECEMBER 31, 2000

	As of December 31, 2001			As of December 31, 2000		
ASSETS	**Allowable**	**Non-Allowable**	**Total**	**Allowable**	**Non-Allowable**	**Total**
Current Assets:						
Cash	$ 752	$ -	$ 752	$ 4,302	$ -	$ 4,302
Prepaid expenses	-	1,951	1,951	-	1,569	1,569
Corporate income tax estimates	140	-	140	-	-	-
Investment in common stock available for sale (identified cost of $39,585) - Note 2 & 3	79,105	13,960	93,065	98,562	17,393	115,955
Total current assets	79,997	15,911	95,908	102,864	18,962	121,826
Fixed Assets:						
Office equipment	-	8,898	8,898	-	8,898	8,898
Furniture and fixtures	-	4,769	4,769	-	4,769	4,769
Total cost	-	13,667	13,667	-	13,667	13,667
Less: Accumulated depreciation	-	(13,465)	(13,465)	-	(13,084)	(13,084)
Net fixed assets - Note 4	-	202	202	-	583	583
Other Assets - Deferred income taxes - Note 6	-	17,119	17,119	-	16,356	16,356
Total Assets	$ 79,997	$ 33,232	$ 113,229	$ 102,864	$ 35,901	$ 138,765

LIABILITIES AND STOCKHOLDER'S EQUITY	December 31, 2001	December 31, 2000
Current Liabilities:		
Accounts payable	$ -	$ 492
Deferred income taxes - Note 6	11,613	16,584
Corporate income taxes payable - Note 6	-	211
Payroll taxes payable	4,602	896
Total current liabilities	16,215	18,183
Contingent Liabilities - Note 10		
Stockholder's Equity:		
Common stock - no par value; 8,000 shares authorized; 100 shares issued and outstanding - Note 7	$ 16,240	$ 16,240
Additional paid-in-capital	107,038	107,038
Retained earnings (accumulated deficit)	(68,131)	(62,482)
Accumulated unrealized gain on securities, net of deferred income taxes	41,867	59,786
Total stockholder's equity	97,014	120,582
Total Liabilities and Stockholder's Equity	$ 113,229	$ 138,765

The accompanying notes are an integral part of the financial statements.

CLARION AMERICAN SECURITIES, INC.
STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (ACCUMULATED DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2001 AND DECEMBER 31, 2000

	For the Years Ended December 31	
	2001	**2000**
Revenues:		
Underwriting fees	$ 47,500	$ 62,500
Mutual fund commissions	1,477	1,401
Total revenues	48,977	63,901
Expenses:		
Officer salaries - Note 5	$ 30,000	$ 30,000
Related payroll taxes	2,446	2,932
Employee fringe benefit	-	688
Accounting	4,309	3,478
Bank charges	227	58
Commissions	1,244	1,060
Depreciation	381	1,381
Dues and subscriptions	2,626	3,229
Entertainment	4,656	20
Insurance	509	463
Legal	250	2,025
Licenses and permits	125	125
Miscellaneous	442	-
Office supplies	1,105	3,826
Personal property taxes	261	192
Postage	-	190
Rent - Note 9	2,075	-
Repairs and maintenance	153	-
Telephone	2,382	1,821
Travel	681	11,448
Vehicle expenses	907	-
Total operating expenses	54,779	62,936
Operating income (loss)	$ (5,802)	$ 965
Other income (expense):		
Miscellaneous	(610)	(69)
Income (loss) before taxes	$ (6,412)	$ 896
Income tax expense (credit) - Note 2 and 6	(763)	211
Net income (loss) for the year	$ (5,649)	$ 685
Retained earnings (accumulated deficit)- beginning of year	(62,482)	(63,167)
Retained earnings (accumulated deficit) - end of year	$ (68,131)	$ (62,482)

The accompanying notes are an integral part of the financial statements.

CLARION AMERICAN SECURITIES, INC.

STATEMENTS OF STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001 AND DECEMBER 31, 2000

	Common Stock	Additional Paid-in-capital	Retained Earnings	Accumulated Unrealized Gain (Loss) on Securities, Net of Deferred Income Taxes	Total
Balances, December 31, 2000	$ 16,240	$ 107,038	$ (62,482)	$ 59,786	$ 120,582
Increase in paid-in-capital	N/A	-	N/A	N/A	-
Net income (loss)	N/A	N/A	(5,649)	-	(5,649)
Other comprehensive income:					
Unrealized gain (loss) on securities, net of deferred income taxes - Notes 2, 3 & 6	N/A	N/A	N/A	(17,919)	(17,919)
Balances, December 31, 2001	$ 16,240	$ 107,038	$ (68,131)	$ 41,867	$ 97,014

The accompanying notes are an integral part of the financial statements.

CLARION AMERICAN SECURITIES, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND DECEMBER 31, 2000

	For the Years Ended December 31	
	2001	2000
Cash flows from operating activities:		
Net income (loss)	$ (5,649)	$ 685
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	381	1,381
Deferred income taxes	(763)	-
Change in assets and liabilities:		
Decrease (increase) in:		
Corporate income tax estimates	(140)	-
Prepaid expenses	(382)	(681)
Increase (decrease) in:		
Accounts payable	(492)	(212)
Corporate income taxes payable	(211)	211
Payroll taxes payable	3,706	896
Net cash provided by (used for) operating activities	(3,550)	2,280
Cash flows from financing activities:		
Proceeds from paid-in-capital	-	-
Net cash provided by financing activities	-	-
Net increase (decrease) in cash	$ (3,550)	$ 2,280
Cash at beginning of year	4,302	2,022
Cash at end of year	$ 752	$ 4,302

The accompanying notes are an integral part of the financial statements.

Note 1 - Nature of Operations

Clarion American Securities, Inc. introduces and forwards, as a broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. Clarion American Securities, Inc. promptly forwards all funds received from customers in connection with its activities as a broker.

Note 2 - Summary of Significant Accounting Policies

Basis of Statement Preparation

The company's accounts are maintained on the accrual basis of accounting. As such, revenues are recognized when earned, and expenses and related liabilities are recorded in the period incurred.

Revenue from preliminary due diligence and market feasibility studies are recorded when received. These revenues are mutually agreed to be non-accountable and nonrefundable.

Revenues from underwriting contracts are recognized using the percentage of completion method, measured by costs and services incurred or performed as of the date of financial statements, over total costs and services expected to be incurred. Any revenues associated with direct costs, such as legal expenses, are recorded in the period such expenses are incurred.

Use of Estimates

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Fixed Assets and Related Depreciation

Office equipment, furniture, and fixtures are recorded at cost. Depreciation is calculated using accelerated methods over the estimated useful lives of the assets. Maintenance and repairs are charged to operations; betterments are capitalized. The cost of fixed assets sold or otherwise disposed of and the related accumulated depreciation accounts, and any resulting gain or loss is credited or charged to income.

Financial Instruments

The company has no financial instruments for which the carrying value materially differs from fair value.

Security Valuation

Investments in securities traded on a national securities exchange (or reported on NASDAQ national market) are stated at the last reported sales price on the day of valuation. The first-in, first-out method is used to determine the cost of each security at the time of sale. These securities are subject to off balance sheet risk due to the fact that market values are unpredictable.

CLARION AMERICAN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS (CONT'D)
DECEMBER 31, 2001 AND DECEMBER 31, 2000

Note 2 - Summary of Significant Accounting Policies (Cont'd)

Income Taxes

Income tax expense is based on pre-tax financial statement income with an appropriate deferred tax provision to provide for the tax effect of temporary timing differences between financial statement income and federal taxable income. The temporary timing differences relate to net operating loss carryforwards and contribution carryforwards and unrealized gains and losses on securities.

Note 3 – Investment in Common Stock

The Investment in common stock is available for sale with an identified cost of $39,585. Unrealized gains and losses are recorded as comprehensive income in the statement of stockholders equity. Realized gains and losses are included in income in the period they are realized. The cost, unrealized gains (losses), and deferred income liability related to the investment in common stock as of December 31, 2001 and December 31, 2000 are as follows:

	December 31	
	2001	2000
Cost - investment in common stock	$ 39,585	$ 39,585
Unrealized gain (loss) on security	53,480	76,370
Total fair market value	$ 93,065	$ 115,955
Unrealized gain (loss) on security	$ 53,480	$ 76,370
Less: Deferred income tax liability	(11,613)	(16,584)
Accumulated unrealized gain on securities, net of deferred income taxes	$ 41,867	$ 59,786

Note 4 - Fixed Assets

The cost of assets held and related accumulated depreciation are summarized as follows:

	December 31	
Cost	2001	2000
Office equipment	$ 8,898	$ 8,898
Furniture and fixtures	4,769	4,769
Total cost	13,667	13,667
Less: Accumulated depreciation	(13,465)	(13,084)
Net fixed assets	$ 202	$ 583

Note 5 - Related Party Transactions

Officer Salaries

For the years ended December 31, 2001 and December 31, 2000, Clarion American Securities, Inc. paid salaries of $30,000 to the individual who is part of the tenants-in-common who own the common stock.

Note 6 - Income Taxes

Income tax expense (benefit) for the year ended December 31, 2001 consists of the following:

	Year Ended December 31, 2001		
	Statement of Operations	Other Comprehensive Basis of Income	Total
Current:			
Federal	$ -	$ -	$ -
State	-	-	-
Total current income tax expense	-	-	-
Deferred:			
Federal	(485)	(3,163)	(3,648)
State	(278)	(1,808)	(2,086)
Total deferred income tax expense	(763)	(4,971)	(5,734)
Income tax expense (benefit)	$ (763)	$ (4,971)	$ (5,734)

The deferred tax benefit (liability) is comprised of timing differences relating to the following:

	Dec 31, 2001
Net operating losses	$ 17,119
Unrealized gain on securities	(11,613)
Total	$ 5,506

As of December 31, 2001, the Company has federal and State net tax operating loss carryforwards available to offset its future federal and State income tax liabilities as follows:

Tax Year	Year of Expiration		Net Tax Operating Loss Federal	Net Tax Operating Loss State	Related Deferred Tax Benefit Federal	Related Deferred Tax Benefit State
1994	2005	*	$ 13,097	$ 11,910	$ 1,823	$ 941
1995	2005	*	525	525	73	41
1996	2005	*	360	1,215	40	96
1997	2005	*	51,763	51,763	7,151	4,089
1999	2005	*	9,677	9,677	1,337	765
2001	2007	*	3,514	3,514	485	278
	Total		$ 78,936	$ 78,604	$ 10,909	$ 6,210

Note 6 - Income Taxes (Cont'd)

* IRS Code Section 382 limits both the amount of net operating loss carryforwards and the year of expiration when there are changes in ownership (See Also Note 7 below). As a result, the year of expiration for the net operating losses is 5 years from the date of change in ownership. Based on the purchase price by the new owner, the amount of the Company's net operating loss available for carryforward is limited to the unrealized built-in gain at the time of change of ownership, but it can only be utilized when the related property (in this case, common stock) is sold. Management has indicated that it is expected that such unrealized built in gain ($89,478) will be converted to a realized gain during the year ended December 31, 2002.

Note 7 - Stockholders' Equity and Change in Ownership

In 1992, the Company issued 100 shares of no-par value common stock to its sole shareholder, Thomas S. Culver for $16,240 at $162.40 per share. On February 29, 2000 all 100 shares were sold by the sole shareholder to Michael A Nath (individual) and Chiron Capital Corporation (Wisconson corporation) as tenants-in-common. Chiron Capital Corporation is a passive investor that has appointed Michael A Nath to act as agent and fiduciary for Chiron Capital Corporation with respect to all matters involving Clarion American Securities, Inc. The purchase price of the stock was $100, or $1.00 per share. Clarion American Securities, Inc is also committed to the "future facility by Clarion to support the investment advisory work of Thomas S. Culver". As of December 31, 2001 and December 31, 2000, there were 8,000 shares of common stock authorized, and 100 shares of common stock issued and outstanding.

Note 8 - Net Capital Requirements

Clarion American Securities, Inc. introduces and forwards as a broker all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. Clarion American Securities, Inc. promptly forwards all funds received from customers in connection with its activities as a broker. Brokers who do not generally carry customers' accounts have to maintain net capital of not less than $5,000 in accordance with Section 15c3-1 of the Securities and Exchange Commission Rules (SEC Rules).

As of December 31, 2001, and December 31, 2000, Clarion American Securities, Inc.'s excess net capital was $58,782 and $79,681, respectively.

The fact that Clarion American Securities, Inc. clears all customer transactions through another broker-dealer on a fully disclosed basis exempts the Corporation from having to provide information relating to the possession or control requirements in accordance with Section 15c3-3 of the SEC Rules.

Note 9 - Operating Lease

Rent

For the years ended December 31, 2001 and December 31, 2000, Clarion American Securities, Inc. used office space at the home of the principal shareholder. For the year ended December 31, 2001, rent amounted to $2,075. No rent was charged by the principal shareholder for the year ended December 31, 2000.

There are no future minimum lease payments under operating leases with initial noncancelable lease terms of one year or more.

Note 10 - Contingent Liabilities

The Company was not involved in any litigation as defendant or plaintiff, which would materially change the company's financial position or results of operations.

See also Note 7 for information on change in ownership as of February 29, 2000.

Note 11 - Additional Cash Flow Disclosures

Clarion American Securities, Inc. had no cash outlays for interest expense for the years ended December 31, 2001 and December 31, 2000.

Cash outlays (net refunds) by Clarion American Securities, Inc. for income taxes for the years ended December 31, 2001 and December 31, 2000 consisted of the following:

	Year Ended December 31	
Description:	2001	2000
Prior year's tax liability - Federal	$ 134	$ -
- State	77	-
Current year estimates - Federal	100	
- State	40	
Cash outlay (net refund)	$ 351	$ -

MEMBER OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

HAU & ASSOCIATES, S.C.
CERTIFIED PUBLIC ACCOUNTANTS

MEMBER OF
WISCONSIN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

February 26, 2002

To the Board of Directors of
Clarion American Securities, Inc.

The accompanying financial information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Our audit of the basic financial statements was made for the purpose of forming an opinion on those statements taken as a whole. The accompanying financial information has been subjected to the same procedures applied in the audit of the related basic financial statements.

In our opinion, the accompanying financial information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hau & Associates, S.C.

1208 WEST LAYTON AVE., MILWAUKEE, WI 53221-2433 • 414-282-9000 • FAX: 414-282-8932
EMAIL: mail@haucpasc.com WEB SITE: www.haucpasc.com

CLARION AMERICAN SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001 AND DECEMBER 31, 2000

	For the Year Ended December 31 2001	For the Year Ended December 31 2000
Stockholder's equity at the beginning of year	$ 120,582	$ 108,582
Add: Paid-in-capital	-	-
Net income (loss)	(5,649)	685
Other comprehensive income	(17,919)	11,315
Stockholder's equity at end of year	$ 97,014	$ 120,582

* * * * * * * * *

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

AS OF DECEMBER 31, 2001 AND DECEMBER 31, 2000

	As of December 31 2001	As of December 31 2000
Balance at beginning of year	$ -	$ -
Increases	-	-
Decreases	-	-
Balance at end of year	$ -	$ -

The accompanying notes are an integral part of the financial statements.

CLARION AMERICAN SECURITIES, INC.

COMPUTATION OF NET CAPITAL

AS OF DECEMBER 31, 2001 AND DECEMBER 31, 2000

	As of December 31 2001		As of December 31 2000	
Total stockholder's equity per statements of financial position	$	97,014	$	120,582
Less: Total nonallowable assets per statements of financial position		(33,232)		(35,901)
Net capital	$	63,782 *	$	84,681 *

* (See Note 8)

* * * * * * * * *

COMPUTATION OF EXCESS NET CAPITAL REQUIREMENT

AS OF DECEMBER 31, 2001 AND DECEMBER 31, 2000

	As of December 31 2001		As of December 31 2000	
Net capital	$	63,782	$	84,681
Less: Minimum dollar net capital requirement - Note 8		(5,000)		(5,000)
Excess (deficiency of) net capital	$	58,782	$	79,681

* (See Note 8)

The accompanying notes are an integral part of the financial statements.

CLARION AMERICAN SECURITIES, INC.
RECONCILIATION OF THE UNAUDITED COMPUTATION OF NET CAPITAL TO THE AUDITED COMPUTATION OF NET CAPITAL AS OF DECEMBER 31, 2001 AND DECEMBER 31, 2000

	As of December 31 2001	As of December 31 2000
Unaudited net capital per focus report	$ 34,079	$ 133,300
Adjustments to asset accounts- increase (decrease):		
Cash	(848)	(4,998)
Corporate income tax estimates	140	-
Investment in common stock	46,626	(25,438)
Adjustments to liability accounts- decrease (increase):		
Corporate income taxes payable	-	(211)
Payroll taxes payable	(4,602)	(896)
Deferred income tax liability	(11,613)	(16,584)
Accounts payable	-	(492)
Audited net capital as of December 31, 2001 and December 31, 2000	$ 63,782 *	$ 84,681 *

* (See Note 8)

* * * * * * * * *

RECONCILIATION OF THE UNAUDITED COMPUTATION OF EXCESS NET CAPITAL REQUIREMENT TO THE AUDITED COMPUTATION OF EXCESS NET CAPITAL REQUIREMENT AS OF DECEMBER 31, 2001 AND DECEMBER 31, 2000

	As of December 31 2001	As of December 31 2000
Unaudited excess net capital	$ 29,079	$ 128,300
Adjustments to asset accounts - increase (decrease):		
Cash	(848)	(4,998)
Corporate income tax estimates	140	-
Investment in common stock	46,626	(25,438)
Adjustments to liability accounts - decrease (increase):		
Corporate income taxes payable	-	(211)
Payroll taxes payable	(4,602)	(896)
Deferred income tax liability	(11,613)	(16,584)
Accounts payable	-	(492)
Audited excess (deficiency of) net capital as of December 31, 2001 and December 31, 2000	$ 58,782 *	$ 79,681 *

* (See Note 8)

The accompanying notes are an integral part of the financial statements.

MEMBER OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

HAU & ASSOCIATES, S.C.
CERTIFIED PUBLIC ACCOUNTANTS

MEMBER OF
WISCONSIN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

February 26, 2002

To the Board of Directors of
Clarion American Securities, Inc.

Subject: Internal Accounting Control

We have audited the financial statements of Clarion American Securities, Inc. for the year ended December 31, 2001, and have issued our report thereon dated February 26, 2002.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform that audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

In planning and performing our audit of the financial statements of Clarion American Securities, Inc., we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

The management of Clarion American Securities, Inc. is responsible for establishing and maintaining an internal control structure. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures. The objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Because of inherent limitations in any internal control structure, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure and its operation that we consider to be material weaknesses as defined above.

Hau & Associates, S.C.

MAIN OFFICE: 1208 West Layton Ave., Milwaukee, WI 53221-2433 • 414-282-9000 • FAX: 414-282-8932
BRANCH OFFICE: 10060 West Loomis Rd., Franklin, WI 53132-8109 • 414-525-8000 • FAX: 414-525-1788
EMAIL: mail@haucpasc.com WEB SITE: www.haucpasc.com